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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                        CB RICHARD ELLIS SERVICES, INC.
                        -------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                    ---------------------------------------
                        (Title of Class of Securities)

                                   12489L108
                                   ---------
                                (CUSIP Number)

                               Murray A. Indick
                          BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 23, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 12489L108                  13D                          Page 2 of 3
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          This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB
                                             ----------
Richard Ellis Services, Inc. (the "Issuer") on November 18, 1999, Amendment No.
                                   ------
1 as filed with the Commission on January 13, 2000, Amendment No. 2 as filed with the Commission on November 13, 2000, Amendment No. 3 as filed with the Commission on December 4, 2000, Amendment No. 4 as filed with the Commission on February 28, 2001 and Amendment No. 5 as filed with the Commission on April 25, 2001 (as amended, the "Schedule 13D") by BLUM CB Corp, a Delaware corporation;
                       ------------
CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp.; BLUM Capital Partners, L.P., a California limited partnership; Richard C. Blum & Associates, Inc., a California corporation; RCBA Strategic Partners, L.P., a Delaware limited partnership; RCBA GP, L.L.C., a Delaware limited liability company; and Richard C. Blum. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3.   Source of Funds and Other Consideration.

          Item 3 of the Schedule 13D is hereby supplemented by inserting the following paragraphs immediately prior to the last paragraph therein:

          On May 23, 2001, Newco indicated its intention to offer for sale $175 million aggregate principal amount of Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes").
 -------------------------

          The Senior Subordinated Notes are being offered in order to finance in part the CBRE Merger and related transactions and will be assumed by the Issuer if the CBRE Merger is completed. If the sale of $175 million of Senior Subordinated Notes is completed, the aggregate principal amount of Term Loans will be reduced to $260 million, the aggregate principal amount of the Revolving Loan will be reduced to $100 million and the aggregate principal amount of 16% Senior Notes due 2011 proposed to be issued by Holding will be reduced to $65 million.

          This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Senior Subordinated Notes to be offered and sold will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
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                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

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
Dated:   May 24, 2001

RCBA GP, L.L.C.                                          RCBA STRATEGIC PARTNERS, L.P.

                                                         By:  RCBA GP, L.L.C.
                                                              its general partner

By: /s/ Murray A. Indick                                 By: /s/ Murray A. Indick
   -----------------------------------                       ----------------------------------
   Murray A. Indick, Member                                  Murray A. Indick, Member


RICHARD C. BLUM & ASSOCIATES, INC.                       BLUM CAPITAL PARTNERS, L.P.

                                                         By: Richard C. Blum & Associates, Inc.
                                                             its general partner

By: /s/ Murray A. Indick                                 By: /s/ Murray A. Indick
   -----------------------------------                       ----------------------------------
   Murray A. Indick                                          Murray A. Indick
   Partner, General Counsel                                  Partner, General Counsel
   and Secretary                                             and Secretary


                                                         BLUM CB CORP.

    /s/ Murray A. Indick                                 By: /s/ Murray A. Indick
   -----------------------------------                       ----------------------------------
   RICHARD C. BLUM                                           Murray A. Indick
                                                             Vice President, Secretary and
By:  Murray A. Indick, Attorney-in-Fact                      Assistant Treasurer


CBRE HOLDING, INC.

By: /s/ Murray A. Indick
   -----------------------------------
   Murray A. Indick
   Vice President, Secretary and
   Assistant Treasurer
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